SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1 (b), (c) and (d) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13d-2 (b)*

Switch & Data Facilities Company, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

871043 10 5
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ X] Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 871043105    Page 2 of 14

1	NAMES OF REPORTING PERSONS William K. Luby
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 5,000
6 SHARED VOTING POWER 5,441,612
7 SOLE DISPOSITIVE POWER 5,000
8 SHARED DISPOSITIVE POWER 5,441,612

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,446,612
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.1%
12	TYPE OF REPORTING PERSON IN

*

CUSIP No. 871043105      Page 3 of 14

1	NAMES OF REPORTING PERSONS James J. Collis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 5,441,612
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 5,441,612

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,441,612
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.0%
12	TYPE OF REPORTING PERSON IN

*

CUSIP No. 871043105      Page 4 of 14

1	NAMES OF REPORTING PERSONS J. Patrick Michaels
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 2,154,753
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 2,154,753

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,154,753
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.4%
12	TYPE OF REPORTING PERSON IN

*

CUSIP No. 871043105  Page 5 of 14

1	NAMES OF REPORTING PERSONS Seaport Capital Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DE

  6    SHARED VOTING POWER

              3,218,627

  8    SHARED DISPOSITIVE POWER

             3,218,627

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0

7 SOLE DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,218,627
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.5%
12	TYPE OF REPORTING PERSON PN

*

CUSIP No. 871043105      Page 6 of 14

1	NAMES OF REPORTING PERSONS CEA Investment Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DE

  7    SOLE DISPOSITIVE POWER

             0

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 2,154,753

8 SHARED DISPOSITIVE POWER 2,154,753

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,154,753
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.4%
12	TYPE OF REPORTING PERSON PN

*

CUSIP No. 871043105      Page 7 of 14

1	NAMES OF REPORTING PERSONS CEA Capital Corp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION FL

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 2,154,753
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 2,154,753

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,154,753
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.4%
12	TYPE OF REPORTING PERSON CO

*

CUSIP No. 871043105      Page 8 of 14

1	NAMES OF REPORTING PERSONS CEA Investment Partners II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 3,218,627
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 3,218,627

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,218,627
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.5%
12	TYPE OF REPORTING PERSON OO

*

CUSIP No. 871043105      Page 9 of 14

1	NAMES OF REPORTING PERSONS Seaport Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DE

  8    SHARED DISPOSITIVE POWER

             3,218,627

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 3,218,627
7 SOLE DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,218,627
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.5%
12	TYPE OF REPORTING PERSON OO

*

CUSIP No. 871043105      Page 10 of 14

1	NAMES OF REPORTING PERSONS J. Patrick Michaels, Jr. Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

  7    SOLE DISPOSITIVE POWER

             0

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 2,154,753

8 SHARED DISPOSITIVE POWER 2,154,753

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,154,753
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.4%
12	TYPE OF REPORTING PERSON OO

*

CUSIP No. 871043105 Page 11 of 14
Item 1	(a)	Name of Issuer:

Switch & Data Facilities Company, Inc.

Item 1	(b)	Address of Issuer's Principal Executive Offices:

1715 North Westshore Boulevard, Suite 650 Tampa, Florida 33607

Item 2	(a)	Name of Persons Filing:

		(i)	William K. Luby ("Luby")

		(ii)	James J. Collis ("Collis")

		(iii)	J. Patrick Michaels, Jr. ("Michaels")

		(iv)	Seaport Capital Partners II, L.P. ("Seaport II")

		(v)	CEA Investment Partners, L.P. ("CEA")

		(vi)	CEA Capital Corp ("CEA Corp")

		(vii)	CEA Investment Partners II, LLC ("CEA II")

		(viii)	Seaport Associates, LLC ("Seaport")

		(ix)	J. Patrick Michaels, Jr. Family Trust ("Michaels Trust")

Item 2	(b)	Address of Principal Business Office of the Reporting Persons:

(i) As to Luby: 199 Water Street, 20th Floor, New York, New York 10038

(ii) As to Collis: 199 Water Street, 20th Floor, New York, New York 10038

(iii) As to Michaels: 101 East Kennedy Boulevard, Tampa, Florida 33602

(iv) As to Seaport II: 199 Water Street, 20th Floor, New York, New York 10038

(v) As to CEA: 101 East Kennedy Boulevard, Tampa, Florida 33602

(vi) As to CEA Corp: 101 East Kennedy Boulevard, Tampa, Florida 33602

(vii) As to CEA II: 199 Water Street, 20th Floor, New York, New York 10038

(viii) As to Seaport: 199 Water Street, 20th Floor, New York, New York 10038

(ix) As to Michaels Trust: 101 East Kennedy Boulevard, Tampa, Florida 33602

Item 2	(c)	Citizenship	See Item 4 of each of the cover pages to this Schedule 13G, which are incorporated hereby by reference.

Item 2	(d)	Title of Class of Securities
Common Stock

Item 2	(e)	CUSIP Number:
871043 10 5

CUSIP No. 871043105 Page 12 of 14

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	[ ]	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

	(f)	[ ]	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

	(g)	[ ]	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	[ ]	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned:	See Item 9 of each of the cover pages to this Schedule 13G, which are incorporated herein by reference.

(b)	Percentage of class:	See Item 11 of each of the cover pages to this Schedule 13G, which are incorporated herein by reference.
The number of shares reported and the calculation of percentages referenced herein are based on the shares beneficially owned as of December 31, 2007 and based on the Company's Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2007 which indicated that the Company had 33,907408 total shares of Common Stock issued and outstanding as of September 30, 2007.
(c)	Number of Shares as to which the person has:	See Item 5 through 8 of each of the cover pages to this Schedule 13G, which are incorporated herein by reference.
(i) Sole power to vote or to direct the vote: __
(ii) Shared power to direct the vote: __
(iii) Sole power to direct the disposition vote: __
(iv) Shared power to direct the disposition: __

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the act that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The shares reported herein include:

(a) 3,218,627 shares held by Seaport Capital Partners II, which are deemed to be owned by Luby, Collis, CEA II and Seaport II.

(b) 68,232 shares held by Seaport Investments LLC, which are deemed to be owned by Luby and Collis.

(c) 508,008 shares held by CEA Capital Partners USA CI, LP, which are deemed to be owned by Luby, Collis, CEA, CEA Corp, Michaels and Michaels Trust.

(d) 1,646,745 shares held by CEA Capital Partners USA, LP, which are deemed to be owned by Luby, Collis, CEA, CEA Corp., Michaels and Michaels Trust.

(e) 5,000 shares subject to options that are currently exercisable, which Luby owns.

CUSIP No. 871043105 Page 13 of 14

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

By:	/s/ William K Luby	CEA INVESTMENT PARTNERS L.P.
	William K. Luby	By:	CEA Capital Corp, its general partner

By:	/s/ James J. Collis	By:	/s/ Ming Jung____________
	James J. Collis		Ming Jung, as Vice President

By:	/s/ J. Patrick Michaels, Jr.____
	J. Patrick Michaels, Jr., individually and as trustee of the J. Patrick Michaels Family Trust	CEA CAPITAL CORP
		By:	/s/ Ming Jung_____________
Ming Jung, as Vice President

	SEAPORT CAPITAL PARTNERS II, L.P.	CEA INVESTMENT PARTNERS II, LLC
By: CEA Investment Partners II, LLC
		By:	/s/ James J. Collis___________________________
	By: /s/ James J. Collis_____________		James J. Collis, as Executive Vice President
James J. Collis, Executive Vice President
SEAPORT ASSOCIATES, LLC

		By:	/s/ James J. Collis_______________________
James J. Collis

CUSIP No. 871043105      Page 14 of 14

EXHIBIT 99.1
JOINT FILING AGREEMENT
February  13, 2008
     Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, each party hereto hereby agrees to the joint filing, on behalf of each of them, of any filing required by such party under Section 13 or Section 16 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with the Securities and Exchange Commission (and, if such security is registered on a national securities exchange, also with the exchange), and further agrees to the filing, furnishing, and/or incorporation by reference of this Joint Filing Agreement as an exhibit thereto. This Joint Filing Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party.
     IN WITNESS WHEREOF, each party hereto, being duly authorized, has caused this Joint Filing Agreement to be executed and effective as of the date first written above.

CEA INVESTMENT PARTNERS L.P.
By:/s/William K. Luby_____	By:	CEA Capital Corp, its general partner
William K. Luby
	By:	/s/ Ming Jung__________
By:/s/ James J. Collis_______		Ming Jung, as Vice President
James J. Collis
CEA CAPITAL CORP
By: /s/J. Patrick Michaels, Jr._______
J. Patrick Michaels, Jr., individually and as trustee of the J. Patrick Michaels Family Trust	By:	/s/Ming Jung Ming Jung, as Vice President

CEA INVESTMENT PARTNERS II, LLC
SEAPORT CAPITAL PARTNERS II, L.P.
By: CEA Investment Partners II, LLC	By:	/s/ James J. Collis__________________________
James J. Collis, as Executive Vice President
By:/s/James J. Collis__
James J. Collis, Executive	SEAPORT ASSOCIATES, LLC
Vice President
	By:	/s/ James J. Collis_________________
James J. Collis